RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, California 90024
Telephone (310) 208-1182
Fax (310) 208-1154

August 31, 2007

Filed as Correspondence via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Greg Belliston

Re:	Skystar Bio-Pharmaceutical Company
File No. 333-143449

Dear Mr. Belliston:

On behalf of Skystar Bio-Pharmaceutical Company (the “Company” or “Skystar”), we are preparing Amendment No. 2 to the Company’s Registration Statement on Form SB-2 (the “Registration Statement”).

In response to the SEC’s comment regarding Rule 415, the Company and the selling shareholders will reduce the number of shares subject to the Registration Statement from 4,727,000 to 2,520,317 shares. This decreased number of shares constitutes 36.4% of the 6,933,161 shares currently held by non-affiliates of the Company (“Non-Affiliate Holdings”).

In addition, the table below sets forth the number of shares of common stock that the Company proposes to register on behalf of listed selling stockholders, based on your comment to us that the registration of no more than ten percent (10%) of the Non-Affiliate Holdings by any of the listed selling stockholder (including their affiliates) qualifies as a Rule 415 offering.

Name of Selling Stockholder	Number of Shares Proposed for Registration
Cornelius B. Prior, Jr.	580,000
Chestnut Ridge Partners, LP	290,000
Anthony Heller	116,000
MidSouth Investor Fund LP	580,000
Paragon Capital LP	261,000
Premier RENN US Emerging Growth Fund Limited (1)	693,317 (1)
US Special Opportunities Trust PLC (1)
Renaissance US Growth Investment Trust PLC (1)
TOTAL SHARES:	2,520,317

Greg Belliston
Securities and Exchange Commission

August 31, 2007

(1)
Because Premier RENN US Emerging Growth Fund Limited, US Special Opportunities Trust PLC and Renaissance US Growth Investment Trust PLC are under common control, they are deemed affiliates of one another. Accordingly, they are collectively entitled to register ten percent of the total number of common shares held by non-affiliates of the Company.

Our determination of the foregoing is based on the following:

Based on the report from the Company’s transfer agent of the Company’s common stockholders dated as of March 21, 2007, there were 4,963,924 common shares held by non-affiliates of the Company. Of the common shares being held by affiliates, 2,176,953 common shares (“Clever Mind Shares”) were held by Clever Mind International Limited (“Clever Mind”), a British Virgin Islands company of which all of its shareholders (“Clever Mind Shareholders”) are non-US persons. In May 2007, Clever Mind distributed 1,969,237 Company common shares to certain Clever Mind Shareholders. Based on information provided by Clever Mind, none of these Clever Mind Shareholders who received common shares are affiliates of the Company. As a result, the number of common shares held by non-affiliates of the Company increased to 6,933,161 common shares (“Public Float”).

Thus, each of the listed selling stockholders (together with their affiliates) would be entitled to register 10% of 6,933,161 shares, or 693,316.1 shares, which we are rounding up to 693,317 shares.

Since the Company will be registering only 36.4% of the Non-Affiliate Holdings in the aggregate, and no selling stockholder will be registering more than 10% of the Non-Affiliate Holdings, we believe that the Registration Statement with the proposed changes described in this letter constitutes a valid offering under Rule 415 of the Securities Act.

We would appreciate your comments on whether the proposed registration discussed above, and the analysis thereto, is acceptable. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Greg Belliston
Securities and Exchange Commission

August 31, 2007

Very truly yours, RICHARDSON & PATEL, LLP /s/ Francis Chen Francis Chen, Esq.

cc:	Ryan S. Hong